    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 19, 1994

                                                         REGISTRATION NO. 33-

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ----------------
                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                               ----------------
                      OWENS-CORNING FIBERGLAS CORPORATION
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                               ----------------
                DELAWARE                               34-4323452
    (STATE OR OTHER JURISDICTION OF       (I.R.S. EMPLOYER IDENTIFICATION NO.)
     INCORPORATION OR ORGANIZATION)

                                FIBERGLAS TOWER
                               TOLEDO, OHIO 43659
                                 (419) 248-8000
              (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
       INCLUDING AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                               ----------------
                           WILLIAM W. COLVILLE, ESQ.
              SENIOR VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                      OWENS-CORNING FIBERGLAS CORPORATION
                                FIBERGLAS TOWER
                               TOLEDO, OHIO 43659
                                 (419) 248-8000
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)

                               ----------------
                                    COPY TO:

                             DANIEL M. TAITZ, ESQ.
                               FRIEDMAN & KAPLAN
                                875 THIRD AVENUE
                            NEW YORK, NEW YORK 10022

                               ----------------
  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: [      ]
  If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]
  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, please check the following box. [_]

                        CALCULATION OF REGISTRATION FEE
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                        PROPOSED       PROPOSED
 TITLE OF EACH CLASS OF     AMOUNT      MAXIMUM        MAXIMUM      AMOUNT OF
    SECURITIES TO BE        TO BE    OFFERING PRICE   AGGREGATE    REGISTRATION
       REGISTERED         REGISTERED  PER SHARE(1)  OFFERING PRICE     FEE
- -------------------------------------------------------------------------------
Common Stock, par value    855,556
 $0.10 per share........    shares       $34.75      $29,730,571     $10,252
- -------------------------------------------------------------------------------
Preferred Share Purchase   855,556
 Rights.................   rights(2)     None(2)        None(2)       None(2)

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
(1) Estimated in accordance with Rule 457(c) solely for the purpose of calculating the registration fee, on the basis of the average of the high and low sales prices per share of the Registrant's Common Stock as reported on the New York Stock Exchange on August 16, 1994.
(2) Any value attributable to the Preferred Share Purchase Rights is reflected in the value of the Common Stock. Because no separate consideration is paid for the Preferred Share Purchase Rights, the registration fee for such securities is included in the fee for the Common Stock.

                               ----------------
  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

                  SUBJECT TO COMPLETION, DATED AUGUST 19, 1994

                                 855,556 SHARES

                      OWENS-CORNING FIBERGLAS CORPORATION

                                  COMMON STOCK

                          (PAR VALUE $0.10 PER SHARE)

                                  -----------

  The 855,556 shares of Common Stock, par value $0.10 per share (the "Common Stock"), of Owens-Corning Fiberglas Corporation, a Delaware corporation (the "Company" or "Owens-Corning"), offered hereby are owned by individuals and entities unrelated to the Company. None of such 855,556 shares are offered by the Company. Of such shares, 342,222 are held by 1984 Merchant Investment Partnership, a New York limited partnership affiliated with CS First Boston Corporation, and 513,334 are held by certain individuals and trusts. See "Selling Stockholders."

  All proceeds from the sale of the shares will inure to the benefit of the Selling Stockholders. The Company will receive none of the proceeds from any sale of the shares offered hereby. See "Selling Stockholders." All expenses of registration and brokerage commissions incurred in connection herewith are being borne, directly or indirectly, by the Company. The Company and the Selling Stockholders have agreed to certain indemnification arrangements. The Selling Stockholders and the brokers and dealers through whom sale of the shares may be made may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, and any commission and other compensation received by them may be regarded as underwriters' compensation. See "Plan of Distribution."

  The last reported sale price of the Common Stock on the New York Stock
Exchange on    , 1994 was $     per share. See "Price Range of Common Stock and
Dividends."

                                  -----------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
 ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                  -----------

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
                                                                    PROCEEDS TO
                                                                      SELLING
                                   OFFERING PRICE(1) COMMISSIONS(2) STOCKHOLDERS
- --------------------------------------------------------------------------------
Per Share.........................        $               $             $
- --------------------------------------------------------------------------------
Total.............................        $               $             $
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

(1) Offering price assumes that the shares being offered hereby will be sold at the last reported sale price of the Common Stock on the New York Stock
    Exchange on    , 1994, which was $     per share. See "Plan of
    Distribution."

(2) The shares being offered hereby will be sold on behalf of the Selling Stockholders pursuant to a brokerage agreement. See "Plan of Distribution."
    Pursuant to such brokerage agreement, the commissions will be   per share.

                                  -----------


                   The date of this Prospectus is    , 1994.

                             AVAILABLE INFORMATION

  The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company with the Commission may be inspected and copied at the Commission's public reference facilities at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's regional offices at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, 13th floor, New York, New York 10048. Copies of such material can be obtained by mail from the Commission's Public Reference Section at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. Such reports, proxy statements and other information also can be inspected at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005 on which the Common Stock is listed.

  This Prospectus constitutes a part of a registration statement on Form S-3 (together with all amendments and exhibits, the "Registration Statement") filed by the Company with the Commission under the Securities Act of 1933, as amended (the "Securities Act"). This Prospectus does not contain all the information set forth in the Registration Statement, certain portions of which have been omitted as permitted by the rules and regulations of the Commission, and each such statement is qualified in all respects by such reference and the exhibits and schedules thereto. Statements contained herein concerning the provisions of any document are not necessarily complete and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement or otherwise filed with the Commission. Each such statement is qualified in its entirety by such reference. For further information with respect to the Company and the Common Stock, reference is made to the Registration Statement.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The following documents have been filed with the Commission and are incorporated herein by reference:

    (1) The Company's Annual Report on Form 10-K (File No. 1-3660) for the year ended December 31, 1993.

    (2) The Company's Quarterly Report on Form 10-Q (File No. 1-3660) for the quarter ended March 31, 1994.

    (3) The Company's Quarterly Report on Form 10-Q (File No. 1-3660) for the quarter ended June 30, 1994.

  All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the shares of Common Stock made by this Prospectus shall be deemed to be incorporated by reference into this Prospectus and to be a part of this Prospectus from the date of filing of such documents. Any statement contained herein, or in a document all or a portion of which is incorporated or deemed to be incorporated by reference herein, shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that any statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

  The Company will provide without charge to each person to whom this Prospectus is delivered, on the written or oral request of such person, a copy of any or all of the documents described above and incorporated by reference herein (not including the exhibits to such documents, unless such exhibits are specifically incorporated by reference in such documents). Written or telephone requests should be directed to: Owens-Corning Fiberglas Corporation, Fiberglas Tower, Toledo, Ohio 43659, Attention: Secretary's Office (telephone: 419-248-
7248).

                                  THE COMPANY

  The Company, a Delaware corporation incorporated in 1938, is a global technology-based enterprise that develops, manufactures and markets materials for consumers and business and industrial customers. These products are used in industries such as construction, transportation, marine, aerospace, energy, appliance, packaging and electronics. Many of these products are marketed under the trademark FIBERGLAS. The Company operates in two industry segments-- Building Products and Industrial Materials--divided into ten strategic business segments. The Company also has affiliate companies in a number of countries.

  The following table summarizes selected information concerning the Company's business segments. For further information, see Note 1 of Notes to Consolidated Financial Statements of the Company as of December 31, 1993, incorporated herein by reference, and Note 1 of Notes to Consolidated Financial Statements of the Company as of June 30, 1994, incorporated herein by reference.

                                           SIX MONTHS ENDED      YEARS ENDED
                                               JUNE 30,         DECEMBER 31,
                                           -----------------  -----------------
                                           1994(A,B) 1993(C)  1993(C,D) 1992(E)
                                           --------- -------  --------- -------
                                                      (IN MILLIONS)
Net Sales:
  Building Products.......................  $  997   $  907    $1,946   $1,899
  Industrial Materials....................     532      498       998      979
                                            ------   ------    ------   ------
  Consolidated Net Sales..................  $1,529   $1,405    $2,944   $2,878
                                            ------   ------    ------   ------
Income (Loss) from Operations:
  Building Products.......................  $   25   $   64    $  175   $  109
  Industrial Materials....................      42       40        98      138
  General Corporate Expense...............     (39)     (11)      (37)     (34)
                                            ------   ------    ------   ------
    Total Income from Operations..........  $   28   $   93    $  236   $  213
                                            ======   ======    ======   ======

- --------
(a) Includes the results of operations of UC Industries, Inc. ("UCI") and Pilkington Insulation Limited and Kitsons Insulation Products Limited (collectively, "Pilkington") subsequent to May 31, 1994 and June 2, 1994, respectively. For further information on these acquisitions, see Note 3 of Notes to Consolidated Financial Statements of the Company as of June 30, 1994, incorporated herein by reference.
(b) Includes a $117 million charge for productivity initiatives and other actions taken during the first quarter of 1994 to improve the Company's speed, focus, and efficiency. The impact of this charge was to reduce income from operations for Building Products and Industrial Materials by $70 million and $22 million, respectively, and to increase general corporate expense by $25 million. For further information, see Note 4 of Notes to Consolidated Financial Statements of the Company as of June 30, 1994, incorporated herein by reference.
(c) Includes a $23 million charge for actions taken during the first quarter of 1993 to reorganize the Company's European operations, the full impact of which was reflected as a reduction to income from operations for the Industrial Materials segment. For further information, see Note 5 of Notes to Consolidated Financial Statements of the Company as of December 31, 1993, incorporated herein by reference.
(d) Includes an $8 million charge for the writedown of the Company's hydrocarbon ventures to their net realizable value.
(e) Includes a $16 million charge for actions taken during the fourth quarter of 1992 to reorganize the Company's Building Products segment and to centralize the Company's accounting and information systems. The impact of this charge was to reduce income from operations for Building Products by $9 million and to increase general corporate expense by $7 million. For further information, see Note 5 of Notes to Consolidated Financial Statements of the Company as of December 31, 1993, incorporated herein by reference.

  The Company's principal executive offices are located at Fiberglas Tower, Toledo, Ohio 43659, and its telephone number is (419) 248-8000. Unless the context indicates otherwise, references in this Prospectus to the "Company" include Owens-Corning Fiberglas Corporation and its consolidated subsidiaries.

                              SELLING STOCKHOLDERS

  All of the shares offered hereby are being offered on behalf of the stockholders listed below (collectively, the "Selling Stockholders"). The following table lists the Selling Stockholders and the number of shares of Common Stock which each shall own as of the effective date of this Registration Statement. Each such Selling Stockholder expects to sell all of such shares owned by it and, assuming the sale of all of such shares, no Selling Stockholder will own or have the right to acquire any shares of Common Stock. One or more affiliates of any Selling Stockholder may own, manage or have the right to acquire shares of Common Stock.

                                                         NUMBER OF SHARES OWNED
   SELLING STOCKHOLDER                                   AND EXPECTED TO BE SOLD
   -------------------                                   -----------------------
1984 Merchant Investment Partnership....................         342,222
R. Scott Schafler.......................................         339,453
Gerald Rosenberg........................................          85,556
Jerry Weinstein.........................................          34,222
Article X Julie Trust u/w/o Norman I. Schafler..........          13,525
Article X Scott Trust u/w/o Norman I. Schafler..........          13,526
Article XI Julie Trust u/w/o Norman I. Schafler.........          13,526
Article XI Scott Trust u/w/o Norman I. Schafler.........          13,526

  Each Selling Stockholder set forth above acquired the shares being offered hereby from the Company. The Company issued such shares as consideration for all of the outstanding capital stock of UC Industries, Inc., a Delaware corporation (the "Acquisition"). The Acquisition was consummated on May 31, 1994. The 342,222 shares held by 1984 Merchant Investment Partnership were issued on such date and the other 513,334 shares being offered hereby were not issued on such date, but will have been issued prior to the effective date of the Registration Statement. Pursuant to the terms of the Acquisition, each Selling Stockholder will receive from the Company cash consideration equal to the difference, if any, between (a) $45 multiplied by the number of shares being offered hereby sold by or on behalf of such Selling Stockholder and (b) the net proceeds received by such Selling Stockholder from the sale of such shares.

  1984 Merchant Investment Partnership is a New York limited partnership, the general partner of which is indirectly wholly owned by CS First Boston, Inc. ("CSFBI"). CSFBI is a holding company whose subsidiaries (including CS First Boston Corporation) are principally engaged in the business of investment banking, broker-dealer and asset management activities. CS Holding, a Swiss corporation, indirectly owns approximately 76% of the outstanding voting common stock of CSFBI and approximately 68% of the outstanding non-voting common stock of CSFBI. CS Holding, in turn, owns approximately 99% of Credit Suisse. Credit Suisse and its subsidiary, Credit Suisse Canada, have, and other affiliates of CS Holding may have, provided various financial services to the Company in the ordinary course of the Company's business.

                   PRICE RANGE OF COMMON STOCK AND DIVIDENDS

  The Common Stock is listed and traded on the New York Stock Exchange (the "NYSE") and the Toronto Stock Exchange (the "TSE") under the symbol "OCF." The following table sets forth, for the periods indicated, the high and low sales prices in dollars per share of the Common Stock as reported in the NYSE Composite Transactions Tape.

                                                                HIGH    LOW
                                                                ----    ----
1992
  First Quarter................................................ $39 3/4 $22 3/8
  Second Quarter...............................................  37 3/8  29 3/4
  Third Quarter................................................  36 1/8  29 3/8
  Fourth Quarter...............................................  36 5/8  27 3/4
1993
  First Quarter................................................ $ 47    $34 3/8
  Second Quarter...............................................  45 1/4  36 1/4
  Third Quarter................................................  45 5/8  40 1/4
  Fourth Quarter...............................................  49 1/8  42 1/2
1994
  First Quarter................................................ $ 46    $33 1/2
  Second Quarter...............................................  36 1/8  30 1/2
  Third Quarter (through August  , 1994).......................

  A recent closing sale price for the Common Stock as reported on the NYSE Composite Transactions Tape is set forth on the cover page of this Prospectus.

  While the Company periodically evaluates the advisability of paying dividends, it has not declared any dividends since 1986. In addition, certain of the Company's current bank credit facilities contain restrictions limiting the Company's ability to pay cash dividends.

                                USE OF PROCEEDS

  The Company will not receive any proceeds from the sale of shares of Common Stock by the Selling Stockholders.

                     CONDENSED CONSOLIDATED CAPITALIZATION

  The following table summarizes the capitalization of the Company and its consolidated subsidiaries at June 30, 1994, assuming the issuance of 855,556 shares of Common Stock in connection with the Acquisition (only 342,222 of which shares were actually issued and outstanding on such date), based on a market price of $31 3/4 per share at the date of Acquisition. For further information, see Notes 2, 3, 13 and 14 of Notes to Consolidated Financial Statements of the Company as of December 31, 1993, incorporated herein by reference and Note 3 of Notes to Consolidated Financial Statements of the Company as of June 30, 1994, incorporated herein by reference.

                                                               AT JUNE 30, 1994
                                                               ----------------
                                                                (IN MILLIONS)
Short-term debt, including current portion of long-term debt..      $  214
                                                                    ------
Long-term debt:
  Senior......................................................         977
  Convertible junior subordinated debentures(a)...............         173
   Less: Current portion......................................         (28)
                                                                    ------
  Total long-term debt........................................       1,122
                                                                    ------
Stockholders' equity:
  Preferred stock, no par value; 8 million shares authorized;
   none issued................................................         --
  Common stock, $.10 par value; 100 million shares authorized;
   44.2 million shares issued and outstanding, as adjusted(b).         346
  Deficit.....................................................      (1,109)
  Foreign currency translation adjustments....................           1
  Other.......................................................         (16)
                                                                    ------
  Total stockholders' equity..................................        (778)
                                                                    ------
Total capitalization..........................................      $  558
                                                                    ======

- --------
(a) The Company's 8% Convertible Junior Subordinated Debentures due 2005 are convertible at any time into shares of Common Stock at a conversion price of $29.75 per share, and, upon conversion in full, such Debentures would be converted into approximately 5.8 million shares of Common Stock. Such Debentures may be redeemed, at a premium, at the option of the Company.
(b) Does not include (i) shares of Common Stock issuable or which may be issued pursuant to various stock compensation plans of the Company (see Note 13 of Notes to Consolidated Financial Statements of the Company as of December 31, 1993, incorporated herein by reference) and (ii) approximately 5.8 million shares of Common Stock issuable upon conversion of the Company's 8% Convertible Junior Subordinated Debentures due 2005, but has been adjusted to reflect the subsequent issuance of the remaining 513,334 shares of Common Stock in connection with the Acquisition.

                  SELECTED CONSOLIDATED FINANCIAL INFORMATION

  The following table sets forth selected consolidated financial information of the Company (i) for the six months ended June 30, 1994 and 1993, which has been derived from the first and second quarter 1994 and 1993 unaudited quarterly consolidated financial statements of the Company and its subsidiaries and (ii) for each of the five fiscal years in the period ended December 31, 1993, which has been derived from the annual consolidated financial statements of the Company and its subsidiaries audited by Arthur Andersen & Co., independent public accountants. This table should be read in conjunction with those statements, all of which have been previously filed with the Commission. The financial information presented below for the six months ended June 30, 1994 and 1993 reflects all adjustments (consisting of normal recurring accruals) necessary for a fair presentation of the Company's results. Operating results for the six months ended June 30, 1994 are not necessarily indicative of the results that may be expected for the entire year ending December 31, 1994. Results of Fiberglas Canada Inc., a Canadian corporation acquired by the Company in 1989, are consolidated beginning in the fourth quarter of 1989. The following table is qualified in its entirety by, and should be read in conjunction with, "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this Prospectus and the consolidated financial information and related notes of the Company included in the documents incorporated herein by reference. See "Incorporation of Certain Documents by Reference."

                              SIX MONTHS
                            ENDED JUNE 30,                  YEARS ENDED DECEMBER 31,
                         ----------------------  --------------------------------------------------------
                          1994(A,B)     1993      1993(C)     1992(D)     1991(D)      1990       1989
                         ------------ ---------  ----------  ----------  ----------  ---------  ---------
                           (IN MILLIONS OF DOLLARS, EXCEPT PER SHARE DATA AND WHERE NOTED)
Income Statement Data:
  Net sales.............  $   1,529   $   1,405  $   2,944   $   2,878   $   2,783   $   3,069  $   2,964
  Gross margin..........        362         315        651         617         597         765        803
  Income (loss) from op-
   erations.............         28          93        236         213        (628)        293        432
  Cost of borrowed
   funds................        (45)        (45)       (89)       (110)       (131)       (165)      (166)
  Net income (loss).....         63          50        131          73        (742)         73        172
  Net income (loss) per
   share (primary)......       1.44        1.16       3.00        1.70      (18.13)       1.73       4.08
Net income (loss) per
 share (fully diluted)..       1.35        1.11       2.81        1.67      (18.13)       1.73       4.08
Weighted average number
 of shares outstanding
 (in thousands of
 shares) (primary)......     43,956      43,445     43,593      43,013      40,924      42,019     42,170
Cash Flow Data:
  Net cash flow from op-
   erations.............  $     (81)  $      30  $     253   $     192   $     253   $     361  $     395
  Capital
   expenditures(e)......        104          65        178         144         114         146        143
Balance Sheet Data:
  Total assets(f).......  $   3,388   $   3,142  $   3,013   $   3,162   $   3,511   $   1,807  $   1,924
  Total debt............      1,336       1,118      1,004       1,099       1,172       1,300      1,482
  Stockholders' equity
   (deficit)............       (778)       (951)      (869)     (1,008)     (1,076)       (350)      (435)

- --------
(a) As indicated in "Management's Discussion and Analysis of Financial Condition and Results of Operations," net income of $63 million for the six months ended June 30, 1994 includes the following offsetting items: an after-tax gain of $123 million, or $2.80 per share ($2.46 per share fully diluted), reflecting a change to the capital method of accounting for the rebuilding of glass melting facilities; an after-tax charge of $85 million, or $1.93 per share ($1.70 per share fully diluted), for productivity initiatives and other actions; a non-cash, after-tax charge of $10 million, or $.23 per share ($.20 per share fully diluted), to reflect adoption of Statement of Financial Accounting Standards (SFAS) No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" for the Company's non-U.S. plans; and a non-cash, after-tax charge of $28 million, or $.64 per share ($.56 per share fully diluted), to reflect adoption of SFAS No. 112, "Employers' Accounting for Postemployment Benefits."

(b) As indicated in "Management's Discussion and Analysis of Financial Condition and Results of Operations," the Company acquired UC Industries, Inc. ("UCI"), a privately held foam board insulation manufacturer based in New Jersey. The Company also acquired Pilkington Insulation Limited and Kitsons Insulation Products Limited (collectively, "Pilkington"), the United Kingdom-based insulation manufacturing and distribution businesses of the Pilkington Group. The purchase prices of UCI and Pilkington were $44 million and $110 million, respectively. These acquisitions were accounted for using the purchase method of accounting. Accordingly, the assets acquired and liabilities assumed have been recorded at their fair values and the results of operations of UCI and Pilkington have been included in the consolidated financial statements subsequent to May 31, 1994 and June 2, 1994, respectively. For further information, see Note 3 of Notes to Consolidated Financial Statements of the Company as of June 30, 1994, incorporated herein by reference.
(c) As indicated in "Management's Discussion and Analysis of Financial Condition and Results of Operations," net income for 1993 of $131 million, or $3.00 per share ($2.81 per share fully diluted), included a credit of $26 million, or $.60 per share ($.53 per share fully diluted), for the cumulative effect of adopting the new accounting standard for income taxes; a one-time gain of $14 million, or $.33 per share ($.29 per share fully diluted), reflecting a tax benefit resulting from a revaluation of deferred taxes necessitated by the new federal tax law; an $8 million pre-tax charge, or $.11 per share ($.10 per share fully diluted), for the writedown of the Company's hydrocarbon ventures; and a $23 million charge, or $.53 per share ($.47 per share fully diluted), for the restructuring of the Company's European operations.
(d) As indicated in "Management's Discussion and Analysis of Financial Condition and Results of Operations," net income for 1992 was $73 million, or $1.70 per share ($1.67 per share fully diluted), and included a pre-tax reorganization charge of $16 million, or $.25 per share ($.22 per share fully diluted). In 1991, net income was $41 million, or $1.01 per share, before the Company recorded a non-recurring pre-tax charge of $824 million, or $13.25 per share, for uninsured asbestos litigation claims, a $5.55 per share charge for the cumulative effect of the accounting change for other postretirement benefits, and a $.34 per share charge for estimated taxes payable on the undistributed earnings of foreign subsidiaries.
(e) Effective January 1, 1994, capital expenditures include spending for the rebuilding of glass-melting facilities. Prior years have been reclassified to conform with the 1994 presentation.
(f) As indicated in "Management's Discussion and Analysis of Financial Condition and Results of Operations," the Company adopted Financial Accounting Standards Board Interpretation No. 39 (FIN 39) during 1993. FIN 39 requires the Company to present separately in the balance sheet its estimated contingent liabilities and related insurance assets. Total assets in 1992 and 1991 have been restated to conform to the 1993 presentation. For further information, see Note 19 of Notes to Consolidated Financial Statements of the Company as of December 31, 1993, incorporated herein by reference.

   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                                   OPERATIONS

NOTE: (All per share information in this Item is on a fully diluted basis.)

RESULTS OF OPERATIONS

 Six Months Ended June 30, 1994

  Net income for the second quarter of 1994 was $45 million, or $.95 per share, an increase of 34% compared to net income of $33 million, or $.71 per share, in the second quarter of 1993. Net sales were $852 million, a 13% increase compared to $754 million a year ago.

  For the first six months of 1994, Owens-Corning reported net income before special items of $63 million, or $1.35 per share, compared to net income of $47 million, or $1.04 per share, for the first six months of 1993. The 1994 special items include an after-tax gain of $123 million, or $2.46 per share, reflecting a change to the capital method of accounting for the rebuilding of glass melting facilities, an after-tax charge of $85 million, or $1.70 per share, for productivity initiatives and other actions, a non-cash, after-tax charge of $10 million, or $.20 per share, to reflect adoption of Statement of Financial Accounting Standards (SFAS) No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" (SFAS No. 106), for plans outside the United States, and a non-cash, after-tax charge of $28 million, or $.56 per share, to reflect adoption of SFAS No. 112, "Employers' Accounting for Postemployment Benefits" (SFAS No. 112). The 1993 special items included an after-tax credit of $26 million, or $.54 per share, for the cumulative effect of adopting SFAS No. 109, "Accounting for Income Taxes" (SFAS No. 109), offset by an after-tax charge of $23 million, or $.47 per share, for actions taken to improve the competitive position of the Company's European businesses. Please see Notes 4, 5, 6, 7 and 8 to the Consolidated Financial Statements of the Company as of June 30, 1994, incorporated herein by reference.

  Net sales were $1.529 billion in the first six months of 1994, compared to $1.405 billion in the year earlier period. Gross margin for the second quarter of 1994 increased to 24%, compared to 23% for the prior year's period, reflecting improved pricing in many of the Company's worldwide markets.

  In North America, the Building Products segment benefitted from a 30% increase in insulation sales compared to the second quarter of 1993. In Europe, insulation sales continued to exceed the Company's manufacturing capacity in the region. In order to meet the demand in Europe, the Company acquired the United Kingdom-based insulation business and the Kitsons distribution business of Pilkington plc (Pilkington) in June 1994. The Company is also adding a second production line at its insulation plant in Vise, Belgium. The purchase price of Pilkington was $110 million and was financed with borrowings from the Company's newly established $110 million short-term bank credit facility. In addition, the Company acquired UC Industries, Inc. (UCI), a privately held United States producer of pink extruded polystyrene foam products for $44 million, consummated by the exchange of 855,556 shares of the Company's common stock for all the capital stock of UCI. This purchase extends the Company's line of building products. During the second quarter of 1994, the Company also established a joint venture to manufacture insulation products in Guangzhou, China. Please see Note 3 to the Consolidated Financial Statements of the Company as of June 30, 1994, incorporated herein by reference.

  In the composites business, North American sales grew 10%, driven by the automotive sector and an increase in activity across a broad range of the Company's industrial markets. The Company activated its Jackson, Tennessee plant in April 1994 to assist in meeting the demand for reinforcements. The Company continues to import products from other worldwide operations, at an added cost, as North American demand for the Company's reinforcements exceeds capacity in its North American facilities. Volume held steady and pricing stabilized in the Company's European composites business late in the quarter. During the second quarter of 1994, the Company dedicated a new joint-venture manufacturing plant for glass-reinforced plastic pipe in Mochau, Germany.

  The Company's cost of borrowed funds for the second quarter of 1994 was $1 million higher than during the corresponding quarter of the prior year because of increased borrowing and higher interest rates during the quarter compared to a year ago.

 Fiscal Years 1993, 1992 and 1991

  The Company reported net income for 1993 of $131 million, or $2.81 per share, compared to reported net income of $73 million, or $1.67 per share, and a net loss of $742 million, or $18.13 per share, in 1992 and 1991, respectively. The stronger earnings reflected the Company's ongoing productivity programs and improving economic conditions in the United States. Excluding special items, 1993 net income from ongoing operations was $118 million, or $2.56 per share, compared to $83 million, or $1.87 per share, in 1992, and $41 million, or $1.01 per share, in 1991.

  The special items for 1993 included a) a credit of $26 million, or $.53 per share, for the cumulative effect of adopting the new accounting standard for income taxes (SFAS No. 109), b) a one-time gain of $14 million, or $.29 per share, reflecting a tax benefit resulting from a re-evaluation of deferred taxes necessitated by the new federal tax law, offset, in part, by c) an $8 million charge, or $.10 per share, for the writedown of the Company's hydrocarbon ventures to their net realizable value, and d) a $23 million, or $.47 per share, charge for a restructuring to improve the competitive position of the Company's European Composites business.

  The special items for 1992 included a) a charge of $16 million, or $.22 per share, for costs related to the reorganization of the Building Products businesses and centralization of the Company's accounting and information systems, and b) a net extraordinary gain of $1 million, or $.02 per share, resulting from the utilization of tax losses, partially offset by a loss on the early retirement debt. The reorganization in Building Products was designed to strengthen its focus on customers, enhance its competitive position, and further improve its efficiency. Please see Notes 2, 4 and 5 to the Consolidated Financial Statements of the Company as of December 31, 1993, incorporated herein by reference.

  The 1991 special items included charges for uninsured asbestos litigation claims and the adoption of the accounting standard for other postretirement benefits (SFAS No. 106). Please see Notes 15 and 19 to the Consolidated Financial Statements of the Company as of December 31, 1993, incorporated herein by reference.

  Net sales were $2.9 billion in 1993, an increase of $66 million, or 2 percent, from 1992. Excluding the currency exchange impact of a stronger dollar, 1993 sales increased 4 percent. Sales in 1991 were $2.8 billion.

  The Company's Building Products segment benefitted from an improving economy in North America during 1993. Insulation sales were particularly strong, increasing nearly ten percent from 1992 as a result of an increase in housing starts and growth in the "do-it-yourself" market. In response to demand in Europe, the Company has announced an expansion of its insulation facility in Vise, Belgium, which is expected to be operational by early 1995. Roofing and asphalt sales in 1993 were flat compared to 1992 when there was strong reroofing activity and demand created by storm damage in Texas, Louisiana, and Florida.

  In the second half of 1993, the Company launched a nationwide roll-out of PINKPLUS (TM), a new Pink Fiberglas (R) insulation product wrapped in pink polyethylene. In September 1993, the Company introduced AURA(TM), a high R-value vacuum panel insulation concept.

  In 1993, the Company divested its rockwool insulation plant in Guararema, Brazil, and closed its calcium silicate insulation facility in Berlin, New Jersey. These businesses did not use core technologies and did not fit the Company's long-term strategy for profitable growth.

  In the Industrial Materials segment, demand for reinforcements during 1993 was strong and exceeded capacity in the Company's North American facilities.

  Economic conditions remained weak in Europe during 1993. The Company does not expect significant improvement in the European industrial economy in 1994. As a result of the European restructuring, which is expected to reduce costs and increase productivity beginning in 1994, Owens-Corning expects to be well positioned to benefit when the economic upturn does begin.

  As part of its growth strategy, Owens-Corning established an Asia/Pacific unit, headquartered in Hong Kong, with corporate-wide responsibility for current operations and future developments in that market. The Company also completed the acquisition of the assets of Vera A/S, a manufacturer of glass-reinforced plastic pipe in Sandefjord, Norway.

  The Company's gross margin percentage of net sales was 22% for 1993, compared to 21% in both 1992 and 1991. The increase was primarily due to volume and price increases in the insulation market and productivity improvements, partially offset by the effects of currency exchange and the cost of importing products into the United States from the Company's worldwide operations. Earnings before interest and taxes (EBIT) from ongoing operations increased to $267 million in 1993, from $229 million in 1992 and $196 million in 1991. As a percentage of sales, EBIT from ongoing operations increased to 9.1% in 1993, compared to 8.0% and 7.0% in 1992 and 1991, respectively.

  Operating expenses were higher in 1993 due to the charge for the European restructuring and the write-down of the Company's hydrocarbon ventures to net realizable value. The Company continued to increase its research and development spending for long-term projects, placing a greater emphasis on developing new products and product applications. The decrease in "Other" expenses in 1992 compared to 1991 reflects reduced charges for stock appreciation rights, foreign exchange losses, and product liability expenses related to the Company's non-asbestos products.

  The Company continues to evaluate actions to manage rising health care expenses. During 1993, the Company approved changes in its postretirement health care plans for retirees and active employees which reduced ongoing expenses by $18 million for 1993. Approximately three-quarters of the reduction was reflected in cost of sales and the balance in operating expenses. Please see Note 15 to the Consolidated Financial Statements of the Company as of December 31, 1993, incorporated herein by reference.

  In 1993, the Company changed its depreciable asset lives for certain assets to be consistent with industry practice and actual experience. This change reduced depreciation expense in 1993 and will result in lower ongoing depreciation expense. Please see Note 6 to the Consolidated Financial Statements of the Company as of December 31, 1993, incorporated herein by reference.

  Cost of borrowed funds declined by $21 million in 1993 compared to 1992. The decrease was due to a $95 million reduction in debt since December 31, 1992, and lower interest rates on the Company's debt. The reduction in debt was funded by the Company's cash flow from operations. Please see Note 2 to the Consolidated Financial Statements of the Company as of December 31, 1993, incorporated herein by reference.

  General corporate expenses, reported on a segment basis, increased slightly in 1993 compared to 1992, but were $817 million lower in 1992 compared to 1991, reflecting the charge of $824 million for uninsured asbestos personal injury claims. Please see Notes 1 and 19 to the Consolidated Financial Statements of the Company as of December 31, 1993, incorporated herein by reference.

  Effective January 1, 1993, the Company adopted the new accounting standard for income taxes (SFAS No. 109). The standard changes the criteria for measuring the provision for income taxes and recognizing deferred tax assets and liabilities. As noted above, the cumulative effect of adopting SFAS No. 109 increased earnings by $26 million (or $.53 per share). As discussed in Note 4 to the Consolidated Financial Statements of the Company as of December 31, 1993, incorporated herein by reference, the Company's net deferred tax assets arise primarily as a result of the temporary differences associated with its provisions for asbestos litigation claims and other postretirement benefits. Management fully expects to realize its net deferred tax assets through income from future operations.

LIQUIDITY, CAPITAL RESOURCES AND OTHER RELATED MATTERS

 Six Months Ended June 30, 1994

  Cash flow from operations was a negative $6 million for the second quarter, compared to $12 million for the second quarter of 1993. The decrease in cash flow is primarily due to a $24 million increase in payments (net of insurance proceeds) for uninsured asbestos litigation claims and increased working capital needs compared to the prior year's quarter. Net inventories increased from $221 million at year-end 1993 to $259 million at the end of the second quarter primarily due to anticipated seasonal demand for building products and the purchase of inventories from the above mentioned acquisitions. Total receivables at June 30, 1994 were $447 million, $123 million higher than at year-end 1993 because of acquisitions and high sales levels for building products worldwide and composites in North America in the second quarter.

  At June 30, 1994, the Company's working capital was a negative $15 million and its current ratio was .99, compared to a negative $49 million and .94, respectively, at December 31, 1993.

  Total borrowings at June 30, 1994 were $332 million higher than at year-end 1993, primarily due to the Pilkington acquisition, capital expenditures, and asbestos payments (net of tax). In connection with the Pilkington acquisition, the Company established, effective June 1, 1994, a $110 million 364-day credit facility with a syndicate of banks led by the Bank of New York. In addition, effective July 18, 1994, the Company amended its long-term U.S. loan facility, led by Credit Suisse, to increase the available lines of credit by $100 million. In July 1994, the Company established a Canadian credit facility with a syndicate of banks, led by Credit Suisse Canada, serving as agent, replacing the previous facility which expired in July 1994. The new facility has a commitment of 95 million Canadian dollars (69 million U.S. dollars) and expires in October 1997. As of July 31, 1994, the Company had unused lines of credit of $186 million available under long-term bank loan facilities and an additional $96 million under short-term facilities, compared to $376 million and $64 million, respectively, at year-end 1993. The decline in unused available lines of credit reflects the Company's higher borrowings and an increase of outstanding letters of credit, supporting appeals from asbestos trials, counted against the Company's long-term U.S. loan facility.

  Capital spending for property, plant and equipment, excluding acquisitions, was $64 million during the second quarter. At the end of the quarter, approved capital projects, including furnace rebuilds, were $125 million. The Company expects that funding for these expenditures will be from the Company's operations and external sources as required.

  Payments for asbestos litigation claims during the second quarter of 1994, including $15 million in defense costs, were $39 million. Proceeds from insurance were $14 million. In the second quarter of 1994, the Company received about 5,300 new asbestos personal injury cases and closed approximately 5,900 cases. Over the next twelve months, the Company's payments for asbestos litigation claims, including defense costs, are expected to be approximately $300 million and proceeds from insurance of $175 million are expected to be available to cover these costs. Please see Note 12 to the Consolidated Financial Statements of the Company as of June 30, 1994, incorporated herein by reference.

  The Company expects funds generated from operations, together with funds available under long and short term bank loan facilities, to be sufficient to satisfy its debt service obligations under its existing indebtedness, as well as its contingent liabilities for uninsured asbestos personal injury claims.

 Fiscal Years 1993, 1992 and 1991

  Cash flow from operations was $253 million for 1993, compared to $192 million for 1992 and $253 million for 1991. The increase in cash flow from operations, compared to 1992, was primarily due to an increase in trade payables. Receivables were $324 million at December 31, 1993, compared to $309 million at the end of 1992 and $308 million at the end of 1991. Net inventories were $221 million at year-end 1993 compared to $233 million and $219 million at year-end 1992 and 1991, respectively. Inventories at December 31, 1993, as a percentage of the fourth quarter's annualized sales, were 7%, a one percentage point decrease from the end of 1992 and 1991.

  During 1993, the Company adopted Financial Accounting Standards Board Interpretation No. 39 (FIN 39). FIN 39 requires the Company to present separately in the balance sheet its estimated contingent liabilities and related insurance assets. Accordingly, the incorporated consolidated balance sheet as of December 31, 1992 and consolidated statement of cash flows for the years ended December 31, 1992 and 1991 have been restated to conform to the 1993 presentation. Please see Note 19 to the Consolidated Financial Statements of the Company as of December 31, 1993 and the related Summary of Significant Accounting Policies, both incorporated herein by reference.

  At year-end 1993, the Company's working capital was a negative $49 million and its current ratio decreased to .94, compared to working capital of $123 million and a current ratio of 1.2 at year-end 1992, and $171 million and 1.2, respectively, at year-end 1991. The 1992 and 1991 working capital and current ratios have been restated to conform to FIN 39. The decrease in 1993 was primarily due to the increase in trade payables and the timing of receipt of the insurance proceeds for asbestos litigation claims. Please see Note 19 to the Consolidated Financial Statements of the Company as of December 31, 1993 and the related Summary of Significant Accounting Policies, both incorporated herein by reference.

  The Company's total borrowings at December 31, 1993, were $1.0 billion, compared to $1.1 billion at December 31, 1992, and $1.2 billion at December 31, 1991. In the fourth quarter of 1993, the Company established a $375 million credit facility with a syndicate of banks, replacing the previous facility due to expire in July 1994. The facility agreement is for a four year term, effective November 2, 1993. In 1992, the Company issued $300 million in 10 and 20 year debentures at an average interest rate of 9 1/8%. The majority of the proceeds were used to redeem $240 million in higher cost debentures. Please see
Note 2 to the Consolidated Financial Statements of the Company as of December 31, 1993, incorporated herein by reference.

  General corporate identifiable assets have been restated in 1992 and 1991 to conform to the 1993 reporting format with the adoption of FIN 39. General corporate identifiable assets for 1993 and 1992 decreased compared to 1991, primarily due to the consumption of the insurance for asbestos litigation claims asset. Please see Notes 1 and 19 to the Consolidated Financial Statements of the Company as of December 31, 1993 and the related Summary of Significant Accounting Policies, both incorporated herein by reference.

  Capital spending for property, plant and equipment was $164 million in 1993, compared to $130 million in 1992 and $96 million in 1991.

  Payments for asbestos litigation claims in 1993, including defense costs, were $283 million as 22,300 claims were resolved. Proceeds from insurance were $224 million. Please see Note 19 to the Consolidated Financial Statements of the Company as of December 31, 1993, incorporated herein by reference.

GENERAL MATTERS

  The Company has been deemed by the Environmental Protection Agency (EPA) to be a potentially responsible party (PRP) with respect to certain sites under the Comprehensive Environmental Response, Compensation and Liability Act (Superfund). The Company has also been deemed a PRP under similar state or local laws. In other instances, other PRPs have brought suits or claims against the Company as a PRP for contribution under such federal, state or local laws. During the second quarter of 1994, the Company was designated as a PRP in such federal, state, local or private proceedings for no additional sites. At June 30, 1994, a total of 38 such PRP designations remained unresolved by the Company, some of which designations the Company believes to be erroneous. The Company is also involved with environmental investigation or remediation at a number of other sites at which it has not been designated a PRP. The Company has established reserves for its Superfund (and similar state, local and private action) contingent liabilities which are reflected in the financial statements. The Company believes these reserves are adequate to cover these liabilities and are not material to the financial position or results of operations of the Company. In addition, based upon information presently available to the Company, and without regard to the application of insurance, the Company believes that, considered in the aggregate, the additional costs associated with such contingent liabilities, including any related litigation costs, will not have a materially adverse effect on the Company's financial position or results of operations.

  The 1990 Clean Air Act Amendments (Act) provide that the EPA will issue regulations on a number of air pollutants over a period of years. Until these regulations are developed, the Company cannot determine the extent the Act will affect it. The Company anticipates that its sources to be regulated will include glass fiber manufacturing, resin manufacturing and asphalt processing activities. The Company currently expects glass fiber manufacturing to be regulated by 1997. Based on information now known to the Company, including the nature and limited number of regulated materials it emits, the Company does not expect the Act to have a material adverse effect on the Company's results of operations, financial condition, or long-term liquidity.

                              ASBESTOS LITIGATION

  The following is a discussion of the status of the asbestos litigation; see also "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity, Capital Resources and Other Related Matters."

ASBESTOS LIABILITIES

  The Company is a co-defendant with other former manufacturers, distributors and installers of products containing asbestos and with miners and suppliers of asbestos fibers (collectively, the "Producers") in personal injury and property damage litigation. The personal injury claimants generally allege injuries to their health caused by inhalation of asbestos fibers from the Company's products. Most of the claimants seek punitive damages as well as compensatory damages. The property damage claims generally allege property damage to school, public and commercial buildings resulting from the presence of products containing asbestos. Virtually all of the asbestos-related lawsuits against the Company arise out of its manufacture, distribution, sale or installation of an asbestos-containing calcium silicate, high temperature insulation product, the manufacture of which was discontinued in 1972.

 Status

  As of June 30, 1994, approximately 98,300 asbestos personal injury claims were pending against the Company, 5,300 of which were received in the second quarter of 1994. The Company received approximately 31,700 such claims in 1993, and 26,600 in 1992.

  Through June 30, 1994, the Company had resolved (by settlement or otherwise) approximately 131,100 asbestos personal injury claims. During 1992, 1993 and the first two quarters of 1994, the Company resolved approximately 58,500 such claims and incurred total indemnity payments of $560 million (an average of about $10,000 per case). The Company's indemnity payments have varied considerably over time and from case to case, and are affected by a multitude of factors. These include the type and severity of the disease sustained by the claimant (i.e., mesothelioma, lung cancer, other types of cancer, asbestosis or pleural changes); the occupation of the claimant; the extent of the claimant's exposure to asbestos-containing products manufactured, sold or installed by the Company; the extent of the claimant's exposure to asbestos-containing products manufactured, sold or installed by other Producers; the number and financial resources of other Producer defendants; the jurisdiction of suit; the presence or absence of other possible causes of the claimant's illness; the availability or not of legal defenses such as the statute of limitations or state of the art; whether the claim was resolved on an individual basis or as part of a group settlement; and whether the claim proceeded to an adverse verdict or judgment.

  Certain of the Company's principal co-defendants, the 20 members of the Center for Claims Resolution, have entered into a proposed "global" settlement which would require future claimants to satisfy certain medical criteria indicative of significant asbestos-related impairment as a pre-condition to their eligibility for settlement payments. The Company is using similar criteria in the implementation of its own settlement and litigation strategy and is also seeking to require more careful proof than in the past that claimants had significant exposure to the Company's asbestos-containing product or operations. The Company believes that this strategy will reduce the overall cost of asbestos personal injury claims in the long run by channeling indemnity payments to claimants who can establish significant asbestos-related impairment and exposure to the Company's asbestos-containing product or operations and by substantially reducing indemnity payments to individuals who are unimpaired or who did not have significant such exposure. The Company's strategy has resulted in an increased level of trial activity and an increase in the number and amount of compensatory and punitive damage verdicts and judgments against the Company. This strategy may have the effect of increasing average per-case indemnity costs for claims resolved with payment, while also increasing the number of claims dismissed without payment.

 Insurance

  As of June 30, 1994, the Company had approximately $401 million in unexhausted products hazard coverage (net of deductibles and self-insured retentions and excluding coverage issued by insolvent carriers) under its liability insurance policies applicable to asbestos personal injury claims. Of this amount, $144 million will not be available until the years 1996 through 2000 under an agreement with the carrier confirming such insurance. An additional $48 million (out of the $401 million coverage) is presently the subject of coverage litigation or alternate dispute resolution procedures. All of the Company's liability insurance policies cover indemnity payments and defense fees and expenses subject to applicable policy limits.

  In addition, the Company has substantial unexhausted non-products coverage under such liability insurance policies; an as yet undetermined amount of such non-products coverage is expected to be available for payment of asbestos personal injury claims and associated defense fees and expenses. The Company has commenced arbitration with its primary level insurance carrier seeking to confirm the availability of certain of its non-products coverage for payment of certain asbestos personal injury liabilities, involving the activities of the Company's former insulation contracting business. The Company is seeking prompt rulings on the issues presented, and the arbitration agreement contemplates a schedule that would result in resolution (subject to appeal) in 1994. For purposes of calculating the amount of insurance applicable to asbestos liabilities, the Company has estimated its recoveries in respect of non-products coverage for claims received through 1999 at approximately $310 million, which represents the Company's best estimate of such recoveries for such claims. The Company cautions, however, that this coverage is unconfirmed and that the actual amounts recovered by the Company could, depending upon the outcome of the arbitration, be much higher or much lower.

 Reserve

  The Company's estimated total liabilities in respect of indemnity and defense costs associated with pending and unasserted asbestos personal injury claims that may be received through the year 1999 (the "Liabilities"), and its estimated insurance recoveries in respect of such claims (the "Insurance"), are reported separately as follows:

                                                   ASBESTOS LITIGATION CLAIMS
                                                 -------------------------------
                                                 JUNE 30, 1994 DECEMBER 31, 1993
                                                 ------------- -----------------
                                                    (IN MILLIONS OF DOLLARS)
Reserve for asbestos litigation claims
  Current.......................................    $  300          $  275
  Other.........................................     1,248           1,385
                                                    ------          ------
  Total Reserve.................................     1,548           1,660
Insurance for asbestos litigation claims
  Current.......................................       175             125
  Other.........................................       565             643
                                                    ------          ------
  Total Insurance...............................       740             768
  Net Asbestos Liability........................    $  808          $  892
                                                    ======          ======

  Case filing rates were at historically high levels in 1992 and 1993 (approximately 26,600 new claims in 1992 and approximately 31,700 claims in 1993) and an additional 10,700 new claims were received during the first two quarters of 1994. Many of these new claims appear to be the product of mass screening programs and not to involve significant asbestos-related impairment. The large number of recent filings and the uncertain value of these claims have added to the uncertainties involved in estimating the Company's asbestos Liabilities.

  The Company cautions that such factors as the number of future asbestos personal injury claims received by it, the rate of receipt of such claims, and the indemnity and defense costs associated with asbestos personal injury claims, as well as the prospects for confirming additional, applicable insurance coverage beyond the $401 million referenced above, are influenced by numerous variables that are difficult to predict, and that estimates, such as the Company's, which attempt to take account of such variables, are subject to considerable uncertainty. Depending upon the outcome of the various uncertainties described above, particularly as they relate to unimpaired claims, it may be necessary at some point in the future for the Company to make additional provision for the uninsured costs of asbestos personal injury claims received through the year 1999 (although no such amounts are reasonably estimable at this time). The Company remains confident that its estimate of Liabilities and Insurance will be sufficient to provide for the costs of all such claims that involve malignancies or significant asbestos-related functional impairment. The Company has reviewed and will continue to review the adequacy of its estimate of Liabilities and Insurance on a periodic basis and make such adjustments as may be appropriate.

  The Company cannot estimate and is not providing for the cost of unasserted claims which may be received by the Company after the year 1999 because management is unable to predict the number of claims to be received after 1999, the severity of disease which may be involved and other factors which would affect the cost of such claims.

 Cash Expenditures

  The Company's anticipated cash expenditures for uninsured asbestos-related costs of claims received through 1999 are expected to approximate $808 million, the Company's Liabilities, net of Insurance. Cash payments will vary annually depending upon a number of factors, including the pace of the Company's resolution of claims and the timing of payment of its Insurance.

 Management Opinion

  Although any opinion is necessarily judgmental and must be based on information now known to the Company, in the opinion of management, the additional uninsured and unreserved costs which may arise out of pending personal injury and property damage asbestos claims and additional similar asbestos claims filed in the future will not have a materially adverse effect on the Company's financial position. While such additional uninsured and unreserved costs incurred in and after the year 2000 may be substantial over time, management believes that any such additional costs will not impair the ability of the Company to meet its obligations, to reinvest in its businesses or to take advantage of attractive opportunities for growth.

NON-ASBESTOS LIABILITIES

  In October 1991, the Company and certain of its officers and directors were named as defendants in a lawsuit captioned Gaetana Lavalle v. Owens-Corning Fiberglas Corporation, et al. in the United States District Court for the Northern District of Ohio. Lavalle purports to be a securities class action on behalf of all purchasers of the Company's common stock during the period November 1, 1988 through October 18, 1991. The complaint alleges that the Company's disclosures during the alleged class period contained material misstatements and omissions concerning its contingent liabilities for asbestos claims. The complaint seeks an unspecified amount of damages (including punitive damages) on the theory that such alleged misstatements and omissions artificially inflated the price of the Company's stock. Various other lawsuits and claims arising in the normal course of business are pending against the Company, some of which allege substantial damages. Management believes that the outcome of these lawsuits and claims will not have a materially adverse effect on the Company's financial position or results of operations.

                          DESCRIPTION OF CAPITAL STOCK

  The Company's Certificate of Incorporation, as amended (the "Charter"), currently authorizes the issuance of two classes of stock: (i) 100 million shares of Common Stock, par value $0.10 per share, of which 43,662,236 shares were issued and outstanding as of July 31, 1994 and (ii) 8 million shares of Preferred Stock, without par value, of which no shares were issued and outstanding on such date.

  The following descriptions of the classes of the Company's capital stock are summaries, do not purport to be complete, and are subject, in all respects, to the applicable provisions of the General Corporation Law of Delaware, the Charter, the Certificate of Designation of Series A Participating Preferred Stock (and the Certificate of Increase of Designation of Series A Participating Preferred Stock (the "Certificate of Increase")) and the Rights Agreement (as hereinafter defined) which, in the case of the Charter, the Certificate of Designation (and the Certificate of Increase) and the Rights Agreement, are included as Exhibits to the Registration Statement of which this Prospectus forms a part.

COMMON STOCK

  Each holder of Common Stock is entitled to one vote for every share standing in his or her name on the books of the Company. The Common Stock does not have cumulative voting rights for the election of directors, which means that holders of more than 50% of the shares voting for the election of directors can elect 100% of the directors if they choose to do so, and, in such event, the holders of the remaining shares voting for the election of directors will not be able to elect any person or persons to the Board of Directors.

  Subject to the limitations contained in the Company's debt instruments and after provision for the payment of dividends on any series of Preferred Stock which might be issued and which has a preference with respect to the payment of dividends, holders of Common Stock are entitled to receive such dividends as may be declared by the Board. See "Price Range of Common Stock and Dividends" above.

  The Common Stock has no conversion rights and is not redeemable. No holder of Common Stock has any preemptive right to subscribe for any stock or other securities of the Company which may be issued.

  In the event of dissolution, liquidation or winding up of the Company, or upon any distribution of its assets, the holders of Common Stock are entitled to receive pro rata all of the assets available for distribution to stockholders, subject to any preferential right which may be accorded to any series of Preferred Stock which might be issued.

  The Company's Common Stock is listed on the NYSE and the TSE. The outstanding shares of Common Stock are validly issued, fully paid and non-assessable.

PREFERRED STOCK

  The Board of Directors of the Company has the authority, without further action by stockholders, to determine the principal rights, preferences and privileges of any unissued Preferred Stock. Provisions may be included in the shares of Preferred Stock, such as extraordinary voting, dividend, redemption or conversion rights, which could discourage an unsolicited tender offer or takeover proposal.

  Out of the authorized Preferred Stock, the Company has designated 750,000 shares of Series A Participating Preferred Stock ("Series A Preferred Stock"), the terms of which are summarized below under "Series A Preferred Stock." Each outstanding share of Common Stock includes a right to purchase one one-hundredth of a share of Series A Preferred Stock ("Preferred Share Purchase Rights"), which Rights are registered on the New York Stock Exchange and the terms of which are summarized below under "Preferred Share Purchase Rights."

SERIES A PREFERRED STOCK

 Dividends

  Holders of shares of Series A Preferred Stock are entitled to receive, when, as and if declared by the Board of Directors out of funds legally available for the purpose, dividends, payable in cash quarterly in arrears on January 1, April 1, July 1 and October 1 of each year (each a "Quarterly Dividend Payment Date"), at an annual rate per share of the greater of (i) $10.00 or (ii) 100 times the aggregate per share amount of all cash and non-cash dividends or other distributions (other than dividends payable in Common Stock or subdivisions of outstanding shares of Common Stock) declared on the Common Stock since the last Quarterly Dividend Payment Date. Accrued but unpaid dividends accumulate but do not bear interest.

  The Series A Preferred Stock will be junior as to dividends to any series or class of Preferred Stock (or any similar stock) that ranks senior as to dividends to the Series A Preferred Stock. The Series A Preferred Stock has priority as to dividends over the Common Stock and any other series or class of the Company's stock thereafter issued that ranks junior as to dividends to the Series A Preferred Stock. If dividends or distributions payable on the Series A Preferred Stock are in arrears, the Company (i) may not declare or pay dividends or other distributions on the Common Stock (or any other stock of the Company that ranks junior to the Series A Preferred Stock) and (ii) is restricted in its declaration and payment of dividends or other distributions on any stock of the Company that ranks on a parity with the Series A Preferred Stock except for dividends paid ratably in accordance with the respective preferential amounts payable on the Series A Preferred Stock and all such parity stock.

 Liquidation Rights

  In the case of the voluntary or involuntary liquidation, dissolution or winding-up of the Company, holders of shares of Series A Preferred Stock are entitled to receive the liquidation preference of the higher of (i) $100.00 per share, plus an amount equal to the accrued and unpaid dividends to the payment date, or (ii) 100 times the aggregate per share amount to be distributed to holders of shares of Common Stock, before any payment or distribution is made to the holders of shares of Common Stock (or any other stock of the Company that ranks junior to the Series A Preferred Stock). The holders of shares of Series A Preferred Stock and of any other stock of the Company that ranks on a parity with the Series A Preferred Stock are entitled to share ratably, in accordance with the respective preferential amounts payable on such stock, in any distribution that is not sufficient to pay in full the aggregate of the amounts payable thereon.

 Consolidation and Merger Rights

  In case the Company enters into any consolidation, merger, combination or other transaction in which the shares of Common Stock are changed into or exchanged for other stock or securities, cash and/or any other property, each share of Series A Preferred Stock at the same time will be similarly changed into or exchanged for an amount per share equal to 100 times the aggregate amount of stock or securities, cash and/or any other property into which or for which each share of Common Stock is changed or exchanged.

 Limitation on Share Repurchase

  If dividends or distributions payable on the Series A Preferred Stock are in arrears, the Company may not redeem, purchase or otherwise acquire for consideration (i) any stock of the Company that ranks on a parity with the Series A Preferred Stock, except in exchange for shares of any stock of the Company ranking junior to the Series A Preferred Stock or (ii) any shares of Series A Preferred Stock or any stock of the Company that ranks on a parity with the Series A Preferred Stock, except through a purchase offer made in writing or by publication to all holders of such shares on terms that the Board of Directors determines will result in fair and equitable treatment among the respective series or classes of shares.

 Voting Rights

  Each share of Series A Preferred Stock entitles the holder thereof to 100 votes on all matters submitted to a vote of the Company's stockholders, and the holders of shares of Series A Preferred Stock and the holders of shares of Common Stock and any other capital stock of the Company having general voting rights will vote together as one class on all matters submitted to a vote of the Company's stockholders.

  If, at the time of any annual stockholders' meeting for the election of directors, the equivalent of at least six quarterly dividends payable on any shares of Series A Preferred Stock are in default, the number of members of the Company's Board of Directors will be increased by two, and the holders of the Series A Preferred Stock, voting separately as a class, will be entitled at such meeting (and each subsequent annual stockholders' meeting) to elect such two additional directors. Such voting rights will terminate when all such dividends in arrears have been paid or declared and set apart for payment. Upon the termination of such voting rights, the terms of office of all directors so elected will terminate immediately and the number of members of the Company's Board of Directors will be reduced by two.

 Other Features

  The shares of Series A Preferred Stock are not redeemable. Unless otherwise provided in the Company's Restated Certificate of Incorporation or the designation of a subsequent series of Preferred Stock, the Series A Preferred Stock will rank junior to all of the Company's other series of Preferred Stock as to the payment of dividends and the distribution of assets on liquidation, dissolution or winding-up, and senior to the Company's Common Stock. Series A Preferred Stock may be issued in fractions of a share (in one one-hundredths (1/100) of a share and integral multiples thereof).

PREFERRED SHARE PURCHASE RIGHTS

  Under a Rights Agreement, dated as of December 18, 1986 (the "Rights Agreement"), between the Company and Chemical Bank (as successor by merger to Manufacturers Hanover Trust Company), as Rights Agent, each outstanding share of Common Stock is coupled with a Preferred Share Purchase Right. Each Right entitles the holder to buy from the Company one one-hundredth of a share of Series A Preferred Stock at a price of $50. The Board of Directors has designated 750,000 shares of the Company's authorized preferred stock as Series A Preferred Stock. There are currently no shares of Preferred Stock outstanding.

  Rights become exercisable and detach from the Common Stock ten days after a person or group acquires, or announces a tender offer for, 20% or more of the Company's outstanding shares of Common Stock. The rights expire on December 30, 1996, unless redeemed earlier by the Company. The rights are redeemable by the Company at one cent each at any time prior to ten days following public announcement or notice to the Company that an acquiring person or group has purchased 20% or more of the Company's outstanding Common Stock. If the Company is acquired in a merger or other business combination at any time after the rights become exercisable, each right would entitle its holder to buy shares of the acquiring or surviving company having a market value of twice the exercise price of the right. Until the Preferred Share Purchase Rights detach from the Common Stock (or the earlier termination or redemption of the Preferred Share Purchase Rights), an additional Preferred Share Purchase Right will be issued with every share of newly issued Common Stock.

DELAWARE LAW AND CERTAIN CHARTER PROVISIONS

  The Company is subject to the provisions of Section 203 of the General Corporation Law of Delaware. In general, this statute prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person becomes an interested stockholder, unless the business combination is approved in a prescribed manner. An "interested stockholder" is a person who, together with affiliates and associates, owns (or within the prior three years did own) 15% or more of the corporation's voting stock.

  In addition to Section 203 of the General Corporation Law of Delaware and the Preferred Share Purchase Rights, the Charter contains several provisions that may discourage certain transactions involving an actual or threatened change of control of the Company.

  For example, the Charter requires that certain business combinations and other combinations involving the Company and a holder of 10% or more of its voting securities be approved by at least 66% of all shares having voting rights.

  The foregoing provisions of the General Corporation Law of Delaware and the Charter are intended to encourage persons seeking to acquire control of the Company to consult first with the Board of Directors to permit negotiation of the terms of any proposed business combination or offer. They may, however, also have the effect of discouraging a third party from attempting to acquire control of the Company. In addition, since these provisions are designed to discourage accumulations of large blocks of stock by third parties who wish to gain control of the Company, such provisions may reduce the temporary market price fluctuations caused by such accumulations.

TRANSFER AGENT AND REGISTRAR

  The primary Transfer Agent and Registrar for the Common Stock is Chemical Bank, located in New York, New York.

                              PLAN OF DISTRIBUTION

  The distribution of the shares offered hereby by the Selling Stockholders may be effected promptly after the effective date of the Registration Statement of which this Prospectus is a part in one or more transactions at market prices prevailing at the time of sale in accordance with the terms of the Common Stock Registration Rights Agreement between the Company and the Selling Stockholders. Such transactions may be effected on a stock exchange or the over-the-counter market. The Selling Stockholders may effect such transactions by selling shares to or through broker-dealers, including Goldman, Sachs & Co., and such broker-dealers may receive compensation in the form of discounts or commissions from the Selling Stockholders and commissions from purchasers of shares for whom they may act as agent. Such discounts or commissions will not exceed those customary for the types of transactions involved. The Company has agreed to indemnify the Selling Stockholders and certain control and other related persons in certain circumstances against certain liabilities, including liabilities under the Securities Act. The Selling Stockholders have agreed to indemnify the Company and certain control and related persons against certain liabilities, including liabilities under the Securities Act, but only in limited circumstances arising out of such Selling Stockholders having furnished incorrect written information to the Company for use in this Registration Statement. The Company and the Selling Stockholders may also indemnify any broker-dealer, including Goldman, Sachs & Co., that participates in the distribution of the shares offered hereby from certain liabilities, including liabilities under the Securities Act.


  The Company is directly or indirectly bearing all costs relating to the registration of the shares offered hereby, including any underwriting discounts or commissions directly attributable to the sale of the shares offered hereby by or on behalf of the Selling Stockholders. Any broker-dealer, including Goldman, Sachs & Co., that participates in the distribution of the shares offered hereby may be deemed to be an "underwriter" within the meaning of the Securities Act, and any commissions and discounts received by such broker-dealer and any profit on the resale of the shares offered hereby by such broker-dealer might be deemed to be underwriting discounts and commissions under the Securities Act.

                               VALIDITY OF SHARES

  The validity of the shares of Common Stock offered hereby and of the related Preferred Share Purchase Rights will be passed upon by William W. Colville, Esq., Senior Vice President, General Counsel and Secretary of the Company. Mr. Colville is a direct or indirect owner of 19,199 shares of Common Stock and 51,000 options to buy shares of Common Stock, 34,001 of which are currently exercisable.

                                    EXPERTS

  The financial statements and schedules incorporated in this Prospectus by reference to the Annual Report on Form 10-K of the Company for the year ended December 31, 1993 have been audited by Arthur Andersen & Co., independent public accountants, as indicated in their report with respect thereto, and are incorporated in this Prospectus by reference in reliance upon the authority of said firm as experts in giving said reports.

  The consolidated financial statements of the Company included in any subsequent Annual Report of the Company on Form 10-K and incorporated by reference in this Prospectus will have been examined by the independent public accountants whose report thereon appears in such Annual Report. Such consolidated financial statements of the Company shall be deemed to be incorporated herein from the date of filing of the applicable report on Form 10-K in reliance on the reports of such independent public accountants, given on the authority of such firm as experts in auditing and accounting.

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- -------------------------------------------------------------------------------

NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH IN-FORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHO-RIZED. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITA-TION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES DESCRIBED IN THIS PROSPECTUS OR AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE OF THIS PROSPECTUS OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE OF SUCH INFORMATION.

                               -----------------

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Available Information.....................................................    2
Incorporation of Certain Documents by Reference......................... .    2
The Company...............................................................    3
Selling Stockholders......................................................    4
Price Range of Common Stock and Dividends.................................    5
Use of Proceeds...........................................................    5
Condensed Consolidated Capitalization.....................................    6
Selected Consolidated Financial Information...............................    7
Management's Discussion and Analysis of Financial Condition and Results of
 Operations...............................................................    9
Asbestos Litigation.......................................................   14
Description of Capital Stock..............................................   17
Plan of Distribution......................................................   20
Validity of Shares........................................................   21
Experts...................................................................   21

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- -------------------------------------------------------------------------------

                                855,556 SHARES

                                 OWENS-CORNING
                                   FIBERGLAS
                                  CORPORATION

                                 COMMON STOCK
                          (PAR VALUE $0.10 PER SHARE)

                               -----------------
                            OWENS CORNING (TM) LOGO
                               -----------------

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.*

  The following table sets forth the expenses (other than brokerage fees and commissions) expected to be incurred in connection with the offering described in this Registration Statement. All amounts are estimated except the Securities and Exchange Commission filing fee.

Securities and Exchange Commission filing fee.......................... $10,252
Blue Sky fees and expenses.............................................      **
New York Stock Exchange listing fee....................................      **
Printing and engraving expenses........................................      **
Accountant's fees and expenses.........................................      **
Legal fees and expenses................................................      **
Miscellaneous expenses.................................................      **
                                                                        -------
  Total................................................................ $    **
                                                                        =======

- --------
 * No portion of these expenses will be borne by the Selling Stockholders. ** Number to be provided in an amendment to this Registration Statement.

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

  A. Reference is made to Section 102(b)(7) of the General Corporation Law of the State of Delaware as to the limitation of personal liability of directors and officers and to Section 145 of the General Corporation Law of the State of Delaware as to indemnification by the Company of its directors and officers.

  B. Article FOURTEENTH of the Company's Certificate of Incorporation, as amended, provides as follows with respect to the indemnification of the Company's directors and officers and the limitation of personal liability of its directors and officers:

    FOURTEENTH: The corporation shall indemnify to the full extent authorized or permitted by law any person made, or threatened to be made, a party to any action or proceeding (whether civil or criminal or otherwise) by reason of the fact that he, his testator or intestate, is or was a director or officer of the corporation or by reason of the fact that such director or officer, at the request of the corporation, is or was serving any other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, in any capacity. Nothing contained herein shall affect any rights to indemnification to which employees other than directors and officers may be entitled by law. No director of the corporation shall be personally liable to the corporation or its stockholders for monetary damages for any breach of fiduciary duty by such a director as a director. Notwithstanding the foregoing sentence, a director shall be liable to the extent provided by applicable law (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which such director derived an improper personal benefit. No amendment to or repeal of this Article FOURTEENTH shall apply to or have any effect on the liability or alleged liability of any director of the corporation for or with respect to any acts or omissions of such director occurring prior to such amendment.

  C. Article IX of the Company's By-Laws provides as follows with respect to the indemnification of the Company's directors and officers:

                                   ARTICLE IX

                   INDEMNIFICATION OF DIRECTORS AND OFFICERS

  The Corporation shall, to the fullest extent permitted by applicable law from time to time in effect (but, in the case of any amendment of such law, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than such law permitted the Corporation to provide prior to such amendment), indemnify any and all persons who may serve or who have served at any time as directors or officers of the Corporation, or who at the request of the Corporation may serve or at any time have served as directors, officers, employees or agents of another corporation (including subsidiaries of the Corporation) or of any partnership, joint venture, trust or other enterprise, and any directors or officers of the Corporation who at the request of the Corporation may serve or at any time have served as agents or fiduciaries of an employee benefit plan of the Corporation or any of its subsidiaries, from and against any and all of the expenses, liabilities or other matters referred to in or covered by law whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee or agent or in any other capacity while serving as a director, officer, employee or agent. The Corporation may also indemnify any and all other persons whom it shall have power to indemnify under any applicable law from time to time in effect to the extent permitted by such law. The indemnification provided by this Article IX shall not be deemed exclusive of any other rights to which any person may be entitled under any provision of the Certificate of Incorporation, other By-Law, agreement, vote of stockholders or disinterested directors, or otherwise, both as to action in an official capacity and as to action in another capacity while holding such office, and shall be contract rights and continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

  If a claim under this Article IX is not paid in full by the Corporation within sixty days after a written claim has been received by the Corporation, except in the case of a claim for an advancement of expenses, in which case the applicable period shall be twenty days, the director or officer may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim. If successful in whole or in part in any such suit, or in a suit brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the director or officer shall be entitled to be paid also the expense of prosecuting or defending such suit. In (i) any suit brought by the director or officer to enforce a right to indemnification hereunder (but not in a suit brought by the director or officer to enforce a right to an advancement of expenses) it shall be a defense that, and (ii) any suit by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the Corporation shall be entitled to recover such expenses upon a final adjudication that, the director or officer has not met any applicable standard for indemnification set forth in the Delaware General Corporation Law. Neither the failure of the Corporation (including its Board of Directors, independent legal counsel, or its stockholders) to have made a determination prior to the commencement of such suit that indemnification of the director or officer is proper in the circumstances because the director or officer has met the applicable standard of conduct set forth in the Delaware General Corporation Law, nor an actual determination by the Corporation (including its Board, independent legal counsel, or its stockholders) that the director or officer has not met such applicable standard of conduct, shall create a presumption that the director or officer has not met the applicable standard of conduct or, in the case of such a suit brought by the director or officer, be a defense to such suit. In any suit brought by the director or officer to enforce a right to indemnification or to an advancement of expenses hereunder, or by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the burden of proving that the director or officer is not entitled to be indemnified, or to such advancement of expenses, under this Article IX or otherwise shall be on the Corporation.

  The indemnification provided in this Article IX shall inure to each person referred to herein, whether or not the person is serving in any of the enumerated capacities at the time such expenses (including attorneys' fees), judgments, fines or amounts paid in settlement are imposed or incurred, and whether or not the claim asserted against him is based on matters which antedate the adoption of this Article IX. None of the provisions of this
Article IX shall be construed as a limitation upon the right of the Corporation to exercise its general power to enter into a contract or understanding of indemnity with a director, officer, employee, agent or any other person in any proper case not provided for herein. Each person who shall act or have acted as a director or officer of the Corporation shall be deemed to be doing so in reliance upon such right of indemnification.

  For purposes of this Article IX, the term "Corporation" shall include constituent corporations referred to in subsection (h) of Section 145 of the General Corporation Law of the State of Delaware (or any similar provision of applicable law at the time in effect).

  D. The Company has entered into an Indemnity Agreement with each member of the Company's Board of Directors. Each Indemnity Agreement provides, among other things, that in the event the director was, is or becomes a party, witness or other participant in a Claim (as defined in the Indemnity Agreement) by reason of (or arising in part out of) an Indemnifiable Event (as defined in the Indemnity Agreement), the Company is required to indemnify the director to the fullest extent authorized by the Company's By-Laws as in effect on the date of the Indemnification Agreement notwithstanding any subsequent amendment, repeal or modification of such By-Laws, against any and all expenses, judgments, fines, penalties and amounts paid in settlement of such Claim. The Indemnity Agreement requires that the Company advance to the director all expenses relating to Claims and contains an undertaking by the director to reimburse the Company for any such advances that are subsequently determined in a final judicial determination to have been impermissible under applicable law.

  E. The directors and officers of the Company are covered by insurance policies, maintained by the Company at its expense, insuring the directors and officers against certain liabilities which might be incurred by them in such capacities, including liabilities arising under the Securities Act of 1933.

ITEM 16. EXHIBITS.

 EXHIBIT
  NO.                                  DESCRIPTION
 -------                               -----------
   4(a)  --Certificate of Incorporation of the Registrant (incorporated by reference to Exhibit (3) to Registrant's annual report on Form 10-K
           (File No. 1-3660) for the fiscal year ended December 31, 1986).
   4(b)  --By-laws of the Registrant (incorporated by reference to Exhibit (19)
           to Registrant's quarterly report on Form 10-Q (File No. 1-3660) for the fiscal quarter ended March 31, 1988).
   4(c)* --Specimen Certificate of Common Stock of the Registrant.
   4(d)  --Rights Agreement (incorporated by reference to Exhibit 1 to
           Registrant's Registration Statement on Form 8-A (File No. 1-3660),
           dated December 23, 1986).
   4(e)  --Copy of Certificate of Designation of Series A Participating
           Preferred Stock (incorporated by reference to Exhibit B to the
           Rights Agreement, which is Exhibit 1 to Registrant's Registration
           Statement on Form 8-A (File No. 1-3660), dated December 23, 1986).
   4(f)  --Copy of Certificate of Increase of Designation of Series A
         Participating Preferred Stock.
   4(g)  --Registration Rights Agreement, dated as of May 31, 1994, among the
          Registrant and the parties thereto.
         --Opinion of counsel as to the legality of the securities being
   5*    registered.
  23(a)  --Consent of Arthur Andersen & Co., independent auditors.
  23(b)* --Consent of counsel (included in Exhibit 5).
  24     --Powers of Attorney.

- --------
* To be filed by amendment.

ITEM 17. UNDERTAKINGS.

  (a) Filings Incorporating Subsequent Exchange Act Documents by Reference.

  The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (b) Policy Regarding Indemnification.

  Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the

Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

  (c) Rule 430A Offering.

  The undersigned hereby undertakes that:

  (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Corporation pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

  (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

  Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Toledo, State of Ohio, on August 19, 1994.

                      OWENS-CORNING FIBERGLAS CORPORATION

    /s/ David W. Devonshire
  By:
    --------------------------------
    (David W. Devonshire)
    Senior Vice President and Chief Financial Officer

  Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

             SIGNATURES                         TITLE                DATE

*         /s/ Glen H. Hiner             Chairman of the        August 19, 1994
- -------------------------------------   Board, Chief
           (GLEN H. HINER)              Executive Officer
                                        and Director
                                        (principal executive
                                        officer)

                                        Senior Vice            August 19, 1994
       /s/ David W. Devonshire          President and Chief
- -------------------------------------   Financial Officer
        (DAVID W. DEVONSHIRE)           (principal financial
                                        officer)

*        /s/ Domenico Cecere            Vice President and     August 19, 1994
- -------------------------------------   Controller
          (DOMENICO CECERE)

*     /s/ Norman P. Blake, Jr.          Director               August 19, 1994
- -------------------------------------
       (NORMAN P. BLAKE, JR.)

*      /s/ W.W. Boeschenstein           Director               August 19, 1994
- -------------------------------------
        (W.W. BOESCHENSTEIN)

*        /s/ Landon Hilliard            Director               August 19, 1994
- -------------------------------------
          (LANDON HILLIARD)

*     /s/ Jon M. Huntsman, Jr.          Director               August 19, 1994
- -------------------------------------
       (JON M. HUNTSMAN, JR.)

*        /s/ W. Walker Lewis            Director               August 19, 1994
- -------------------------------------
          (W. WALKER LEWIS)

*       /s/ David T. McGovern           Director               August 19, 1994
- -------------------------------------
         (DAVID T. MCGOVERN)

*    /s/ Furman C. Moseley, Jr.         Director               August 19, 1994
- -------------------------------------
      (FURMAN C. MOSELEY, JR.)

*        /s/ W. Ann Reynolds            Director               August 19, 1994
- -------------------------------------
          (W. ANN REYNOLDS)

  /s/ David W. Devonshire
*By:
  ---------------------------------
  Attorney-in-fact

                                 EXHIBIT INDEX

 EXHIBIT
   NO.                             DESCRIPTION                             PAGE
 -------                           -----------                             ----
  4(a)   --Certificate of Incorporation of the Registrant (incorporated by reference to Exhibit (3) to Registrant's annual report on
          Form 10-K (File No. 1-3660) for the fiscal year ended December
          31, 1986).
  4(b)   --By-laws of the Registrant (incorporated by reference to
          Exhibit (19) to Registrant's quarterly report on Form 10-Q
          (File No. 1-3660) for the fiscal quarter ended March 31,
          1988).
  4(c)*  --Specimen Certificate of Common Stock of the Registrant.
  4(d)   --Rights Agreement (incorporated by reference to Exhibit 1 to
          Registrant's Registration Statement on Form 8-A (File No. 1-
          3660), dated December 23, 1986).
  4(e)   --Copy of Certificate of Designation of Series A Participating
          Preferred Stock (incorporated by reference to Exhibit B to the
          Rights Agreement, which is Exhibit 1 to Registrant's
          Registration Statement on Form 8-A (File No. 1-3660), dated
          December 23, 1986).
  4(f)   --Copy of Certificate of Increase of Designation of Series A
          Participating Preferred Stock.
  4(g)   --Registration Rights Agreement, dated as of May 31, 1994, among the Registrant and the parties thereto.
  5*     --Opinion of counsel as to the legality of the securities being registered.
 23(a)   --Consent of Arthur Andersen & Co., independent auditors.
 23(b)*  --Consent of counsel (included in Exhibit 5).
 24      --Powers of Attorney.

- --------
* To be filed by amendment.